UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, Par Value $0.0001
(Title of Class of Securities)

G21515104
(CUSIP Number)

Andrew Chan
Chief Financial Officer
Centurium Capital Management Ltd.
Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong
+852 3643 0755

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

January 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104
1.	Names of Reporting Persons. Beachhead Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,796,135 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,796,135 Ordinary Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,796,135 Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.7%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

CUSIP No. G21515104
1.	Names of Reporting Persons. Double Double Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,000,000 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,000,000 Ordinary Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

CUSIP No. G21515104
1.	Names of Reporting Persons. Point Forward Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 901,265 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 901,265 Ordinary Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 901,265 Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

CUSIP No. G21515104
1.	Names of Reporting Persons. Centurium Capital Partners 2018, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,796,135 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,796,135 Ordinary Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,796,135 Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

CUSIP No. G21515104
1.	Names of Reporting Persons. Centurium Capital Partners 2018 GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,796,135 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,796,135 Ordinary Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,796,135 Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.9%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

CUSIP No. G21515104
1.	Names of Reporting Persons. Centurium Capital 2018 Co-invest, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 901,265 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 901,265 Ordinary Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 901,265 Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

CUSIP No. G21515104
1.	Names of Reporting Persons. Centurium Capital 2018 SLP-B Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 901,265 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 901,265 Ordinary Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 901,265 Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

CUSIP No. G21515104
1.	Names of Reporting Persons. Centurium Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,697,400 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,697,400 Ordinary Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,697,400 Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.2%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

CUSIP No. G21515104
1.	Names of Reporting Persons. Centurium Holdings (BVI) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,697,400 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,697,400 Ordinary Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,697,400 Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.2%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

CUSIP No. G21515104
1.	Names of Reporting Persons. Hui Li
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,697,400 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,697,400 Ordinary Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,697,400 Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.2%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 8”) amends and supplements the Schedule 13D filed on September 14, 2018, as amended by Amendment No. 1 filed on November 19, 2018, by Amendment No. 2 filed on December 18, 2018, by Amendment No. 3 filed on January 8, 2019, by Amendment No. 4 filed on February 4, 2019, by Amendment No. 5 filed on March 12, 2019, by Amendment No. 6 filed on September 19, 2019 and by Amendment No. 7 filed on November 18, 2019 (the “Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the the Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Amendment No. 8 is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Act:

1)       Beachhead Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Beachhead”);

2)       Double Double Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Double Double”);

3)       Point Forward Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Point Forward”);

4)       Centurium Capital Partners 2018, L.P., a limited partnership incorporated under the laws of the Cayman Islands, which holds 100% equity interest in Beachhead and Double Double (“CCP 2018”);

5)       Centurium Capital Partners 2018 GP Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and the sole general partner of CCP 2018 (“Centurium GP”);

6)       Centurium Capital 2018 Co-invest, L.P., a limited partnership incorporated under the laws of the Cayman Islands, which holds 100% in Point Forward (the “CCCI 2018”);

7)       Centurium Capital 2018 SLP-B Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and the sole general partner of CCCI 2018 (“Centurium SLP-B”);

8)       Centurium Holdings Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and the sole shareholder of Centurium GP and Centurium SLP-B, respectively (“Centurium GP Holdco”);

9)       Centurium Holdings (BVI) Ltd., an exempted company incorporated under the laws of the British Virgin Islands and sole shareholder of Centurium GP Holdco (“Centurium TopCo”); and

10)     Mr. Hui Li, a Hong Kong citizen, the sole shareholder of Centurium TopCo (“Mr. Li”, and together with Beachhead, Double Double, Point Forward, CCP 2018, Centurium GP, CCCI 2018, Centurium SLP-B, Centurium GP Holdco and Centurium TopCo, the “Reporting Persons”) and a director of each of Beachhead, Double Double, Point Forward, Centurium GP, Centurium SLP-B, Centurium GP Holdco and Centurium TopCo.

The address of the principal business and principal office of each of the Reporting Persons, other than Centurium TopCo and Mr. Li, is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address of principal business and principal office of Centurium TopCo is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The address of principal business and principal office of Mr. Hui Li is Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong.

The principal business of each of Beachhead, Double Double and Point Forward is investment holding. The principal business of CCP 2018 is that of making private equity and related investments. The principal business of Centurium GP is acting as general partner to certain private equity funds, including CCP 2018. The principal business of CCCI 2018 is that of making private equity and related investments. The principal business of Centurium SLP-B is acting as general partner to certain private equity funds, including CCCI 2018. The principal business of Centurium GP Holdco is controlling and managing Centurium GP and Centurium SLP-B. The principal business of Centurium TopCo is controlling and managing Centurium GP Holdco. The principal business of Mr. Li is controlling and managing Centurium TopCo.

Mr. Andrew Chan is a director of each of Beachhead, Double Double, Point Forward, Centurium GP and Centurium SLP-B. Mr. Andrew Chan is the chief finance officer of the management company of CCP 2018 and CCCI 2018. Mr. Andrew Chan is a Hong Kong citizen and his business address is Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong.

Mr. Jun Liu is a director of Point Forward and the general counsel of the management company of CCP 2018 and CCCI 2018. Mr. Jun Liu is a Hong Kong citizen and his business address is Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong.

Beachhead, Double Double and Point Forward are record holders of 6,796,135 Ordinary Shares, 2,000,000 Ordinary Shares and 901,265 Ordinary Shares, respectively, as of the date of this Amendment No. 8.

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 9, 2019, Beachhead and Double Double completed the purchases of 4,199,680 Ordinary Shares from the Capital Sellers pursuant to the terms and conditions of the Capital SPA.

In early December 2019, CCP 2018 and CCCI 2018 conducted an internal restructuring, as results of which (i) Beachhead became wholly owned by CCP 2018, with Beachhead holding 6,796,135 Ordinary Shares of the Issuer, and (ii) Point Forward became wholly owned by CCCI 2018, with Point Forward holding 901,265 Ordinary Shares of the Issuer held by Beachhead prior to such restructuring and transferred by Beachhead to Point Forward in such restructuring.

On January 23, 2020, Double Double entered into a share purchase agreement with each of 2019B Cayman Limited (“CITIC SPV”), an Affiliate of CITIC Capital, Hillhouse and Temasek (collectively, the “Centurium SPAs” and each, a “Centurium SPA”). Pursuant to, and subject to the terms and conditions of the Centurium SPAs, Double Double agreed to sell to CITIC SPV, Hillhouse and Temasek, respectively, 266,533 Ordinary Shares, 210,876 Ordinary Shares and 250,000 Ordinary Shares (collectively, the “Centurium Sale Shares”), in each case at a per share purchase price of $120.00. Neither Double Double, as the seller, nor any of CITIC SPV, Hillhouse or Temasek, as the purchaser, may assign its rights or obligations under its respective Centurium SPA without prior written consent of the other party to such Centurium SPA, except that each of CITIC SPV, Hillhouse and Temasek may assign its rights and obligations thereunder to (i) any of its affiliates, (ii) any of the investment funds managed or advised by it or such affiliate, (iii) any of the investment vehicles of it, such affiliate or such fund (other than any portfolio companies of it, such affiliate or such fund) or (iv) any member of the Buyer Consortium or their respective affiliates. The closing of the transactions under each Centurium SPA, including the sale and purchase of the applicable Centurium Sale Shares, are subject to customary closing conditions contained in such Centurium SPA and shall take place on the date that is the third business day following the satisfaction or waiver of such closing conditions or such other date as may be agreed by all the parties thereto; provided that in no event shall the closing occur prior to the later of (i) the date that is 30 days following the date on which a transaction statement on Schedule 13E-3 in respect of the transactions contemplated by the Centurium SPAs is first filed with the SEC and (ii) the date that is 20 days following the date that such Schedule 13E-3 is disseminated in accordance with Rule 13e-3(f) under the Exchange Act.

On January 23, 2020, Double Double, Point Forward and the existing Initial Consortium Members entered into an amendment No. 1 to the Consortium Agreement (the “Consortium Agreement Amendment”) to reflect, among other things, certain changes in the Rollover Securities held by the members of the Buyer Consortium and their respective affiliates (i) as a result of the consummation of the transactions contemplated by the Capital SPA, and (ii) that would occur if the transactions contemplated by the Centurium SPAs are consummated.

In connection with the entry into the Centurium SPAs and the Consortium Agreement Amendment by and among the relevant parties, the Board has granted to Beachhead, Double Double, PWM, CITIC Capital, Hillhouse, Temasek and other applicable parties a waiver from complying with certain restrictions as agreed under (i) those certain investor rights agreements entered into by and between each of Beachhead, PWM, CITIC Capital MB Investment Limited (as affiliate of CITIC Capital) and HH China Bio Holdings LLC (an affiliate of Hillhouse), respectively, and the Issuer, and (ii) those certain confidentiality agreements, dated as of October 20, 2019, entered into by each of Beachhead, PWM, CITIC Capital, Hillhouse and Temasek, respectively, and the Issuer. The Board has also determined, among other things, that parties to the Consortium Agreement Amendment and Centurium SPAs will not be deemed to be an “Acquiring Person” under the Issuer’s currently effective preferred shares rights agreement, nor shall any provision under such preferred shares rights agreement be otherwise triggered for the entry into the Consortium Agreement and Centurium SPAs.

Reference to the Centurium SPAs and Consortium Agreement Amendment in this Amendment No. 8 are qualified in their entireties by reference to the Centurium SPAs and Consortium Agreement Amendment, copies of which are attached hereto as Exhibits 2, 3, 4 and 5 incorporated herein by reference in their entireties.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)–(b) The following information with respect to the ownership of Ordinary Shares by the Reporting Persons filing this statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Ordinary Shares Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage (2)
Beachhead	6,796,135	6,796,135	6,796,135	6,796,135	17.7%
Double Double	2,000,000	2,000,000	2,000,000	2,000,000	5.2%
Point Forward	901,265	901,265	901,265	901,265	2.3%
CCP 2018 (1)	0	8,796,135	8,796,135	8,796,135	22.9%
Centurium GP (1)	0	8,796,135	8,796,135	8,796,135	22.9%
CCCI 2018(1)	0	901,265	901,265	901,265	2.3%
Centurium SLP-B(1)	0	901,265	901,265	901,265	2.3%
Centurium GP Holdco(1)	0	9,697,400	9,697,400	9,697,400	25.2%
Centurium TopCo(1)	0	9,697,400	9,697,400	9,697,400	25.2%
Mr. Hui Li(1)	0	9,697,400	9,697,400	9,697,400	25.2%

(1)	Each of Beachhead and Double Double is 100% owned by CCP 2018. Point Forward is 100% owned by CCCI 2018. Centurium GP is the general partner to CCP 2018, and Centurium SLP-B is the general partner to CCCI 2018. Centurium GP Holdco and Centurium TopCo are the direct and indirect sole shareholders of Centurium GP and Centurium SLP-B, respectively, and Mr. Li is the sole shareholder of Centurium TopCo. As such, each of CCP 2018, Centurium GP, Centurium GP Holdco, Centurium TopCo and Mr. Li may exercise voting and dispositive power over the Ordinary Shares held by Beachhead and Double Double, and each of CCCI 2018, Centurium SLP-B, Centurium GP Holdco, Centurium TopCo and Mr. Li may exercise voting and dispositive power over the Ordinary Shares held by Point Forward.
(2)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

Because of the arrangements in the Consortium Agreement, the parties to that agreement may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act. Neither the filing of this Amendment No. 8 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the 16,677,231 Ordinary Shares beneficially owned in the aggregate by PWM, Parfield, CITIC Capital, Hillhouse, and Temasek and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Amendment No. 8.

(e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this Amendment No. 8 and any amendment or amendments hereto.

The descriptions of the principal terms of the Centurium SPAs and the Consortium Agreement Amendment under Item 4 are incorporated herein by reference in their entirety.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement dated January 23, 2020 by the Reporting Persons

Exhibit 2 Centurium SPA dated January 23, 2020 by and between Double Double and CITIC SPV

Exhibit 3 Centurium SPA dated January 23, 2020 by and between Double Double and Hillhouse

Exhibit 4 Centurium SPA dated January 23, 2020 by and between Double Double and Temasek

Exhibit 5 Consortium Agreement Amendment dated January 23, 2020 by among Double Double, Point Forward and other existing Initial Consortium Members

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2020

BEACHHEAD HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

DOUBLE DOUBLE HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

POINT FORWARD HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, L.P.

By:	CENTURIUM CAPITAL PARTNERS 2018 GP LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, GP LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 CO-INVEST, L.P.

By:	CENTURIUM CAPITAL 2018 SLP-B LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 SLP-B LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS (BVI) LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

HUI LI

By:	/s/ Hui Li